Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Allied Gold Mining PLC**
ABN	75553802

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Gregory Steemson
Date of last notice	5.7.2011
Date that director ceased to be director	16.8.2011

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Mr Gregory Hugh Steemson & Mrs Barbara Fay Steemson <GH Steemson Family Super A/c>	183,333 Fully Paid Ordinary Shares 41,666 Options exercisable at 1.26 GBP expiring 30 November 2011 vesting upon when the Company's share price trades above 2.56 GBP for 5 consecutive days 250,000 Options exercisable at 1.26 GBP expiring 30 November 2011.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	